Cedar Realty Trust, Inc. 44 South Bayles Avenue Port Washington, NY 11050-3765 June 7, 2019

Via E-mail

Peter McPhun

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Re:	Cedar Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 14, 2019
Form 8-K
Filed February 7, 2019
File No. 001-31817

Dear Mr. McPhun:

Cedar Realty Trust, Inc. (the “Company”) is responding to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated May 9, 2019, received via e-mail on June 3, 2019, by Mr. Philip R. Mays, the Company’s Chief Financial Officer. The Staff’s comment is reproduced below in bold italics, followed by the Company’s response.

1.

We note you provided 2019 guidance ranges for certain non-GAAP financial measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

The Company will include the reconciliations required by Item 10(e)(1)(i) of Regulation S-K in future filings when we present guidance ranges for certain non- GAAP financial measures.

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If, after your review of the above, you should have any additional questions or need any additional information, please contact me at (516) 944-4572. Thank you.

Sincerely,

/s/ PHILIP R. MAYS
Philip R. Mays
Executive Vice President, Chief Financial Officer and Treasurer

CEDAR REALTY TRUST, INC. • 44 South Bayles Avenue • Port Washington, NY 11050 • Tel: 516.767.6492 • Fax: 516-767-6497 • www.cedarrealtytrust.com